UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70503

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING____11/17/2021____ AND ENDING_____12/31/2022_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Symbridge Capital, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
                              Two Sound View Drive
                              (No. and Street)

Greenwich	**CT**	**06830**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sean Bowden	203-485-5500	sbowden@symbridge.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

                              WithumSmith&Brown, PC
                              (Name – if individual, state last, first, middle name)

4000 Jefferson Road, #400	**Whippany**	**NJ**	**07981**
(Address)	(City)	(State)	(Zip Code)

10/08/2003			**100**
(Date of Registration with PCAOB)(if applicable)			(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Bowden, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Symbridge Capital, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



> **MARYROSE MERCADO**
> NOTARY PUBLIC, STATE OF NEW YORK
> Registration No. 01ME6423025
> Qualified in Queens County
> Commission Expires October 4, 20_25_

Signature:

Title:

Chief Executive Officer

Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Symbridge Capital LLC

Financial Statement

As of December 31, 2022 and for the period from
November 17, 2021 (commencement of operations)
through December 31, 2022

(With Report of Independent Registered Public Accounting Firm)

Symbridge Capital LLC
Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management, Members and Those Charged with Governance of
Symbridge Capital LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Symbridge Capital LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statement has been prepared assuming that the entity will continue as a going concern. As discussed in Note 1 to the financial statements, the company has made a decision to wind down its operations given the banking, legal and regulatory issues facing the Parent company that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2021.

April 13, 2023
Whippany, New Jersey

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB · THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Symbridge Capital LLC
Statement of Financial Condition
December 31, 2022

Assets		
Cash	$	990,517
Prepaid expenses		56,454
Total Assets	$	1,046,971
Liabilities and Member's Equity		
Accrued expenses	$	38,000
Accounts payable		42,884
Due to parent		118,239
Total Liabilities		199,123
Total Member's Equity		847,848
Total Liabilities and Member's Equity	$	1,046,971

The accompanying notes are an integral part of this financial statement.

Symbridge Capital LLC

Notes to Financial Statement

For the period from November 17, 2021 (commencement of operations) through December 31, 2022

---

1.   **Business and Organization**

Symbridge Capital LLC (the "Company") is a member of the Financial Industry Authority, Inc ("FINRA") and became a registered broker-dealer under the Securities Exchange Act of 1934 effective November 17, 2021. The Company, a Delaware limited liability company was formed on November 15, 2019 and is a wholly owned subsidiary of Symbridge Holdings LLC (the "Parent"). The Company is approved to engage in private placements, and to operate an alternative trading system("ATS") pursuant to the conditions set out in the no-action letter issued by the U.S. Securities and Exchange Commission regarding the role of an ATS in the settlement of digital asset security trades dated September 25, 2020. In February 2023, the Company's Parent decided to wind down its operations given the banking, legal, and regulatory issues it faced.

2.   **Summary of Significant Accounting Policies**

These financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). All amounts are expressed in United States dollars (U.S. dollars) unless otherwise stated. The following is a summary of the significant accounting and reporting policies used in preparing the financial statements.

(a)   Use of Estimates

The preparation of financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b)   Cash

Cash consists of cash held at one financial institution which at times may exceed federally insured limits of $250,000.

(c)   Recent Accounting Pronouncements Adopted

On November 17, 2021, the Company adopted ASU 2019-12 ("Topic 740") which incorporated ASC 740-10-30-27A to clarify that legal entities that are not subject to tax such as certain partnerships and disregarded singer member limited liability companies are not required to include, in their separate financial statements, allocated amounts of consolidated current and deferred taxes. The adoption of the ASU did not have a material impact on its financial statements and related disclosures.

2. **Summary of Significant Accounting Policies (continued)**

   ### (d) *Revenue recognition*

   The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"), which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

   The Company recognizes revenue at the point in time when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

   The Company recognized private placements revenue on the date of the close of the underlying transaction and revenue from ATS trading on trade date basis.

   ### (e) *Income Taxes*

   At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits subsequent to the date it commenced operations.

   In accordance with ASC 740, Income Taxes, the Company evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by tax authorities. Management has analyzed the tax positions taken by the Company, and has concluded that there were no uncertain tax positions that would have a material effect on the financial statements as of December 31, 2022.

3. **Related-Party Transactions**

   The Company has an administrative services agreement with the Parent. Under the terms of the agreement the Parent may pay on behalf of the Company both direct and shared expenses such as professional fees, shared personnel, shared occupancy, general and administrative expenses, and insurance.

   At Commencement of operations the Due to Parent amounted to $5,311. For the period from Nov 17, 2022 through December 31, 2022 Parent forgave $1,021,718 of the allocated costs in lieu of capital contributions. As of December 31, 2022, the amount reported as Due to parent reported in the statement of financial condition was $118,239.

   The Company's financial statements contain significant transactions with the Parent which could create operating results and financial positions significantly different than if the Company's operations were autonomous . Transactions between the Company and the Parent were not consummated on terms equivalent to arm's length transactions.

4.   **Net Capital**

The Company, as a registered broker-dealer in securities, is subject to the Securities Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"). As of November 17, 2021, FINRA approved the Company to maintain a minimum net capital requirement of the greater of 2% of combined aggregate debit items, or $250,000, pursuant to Rule 15c3-1. As of December 31, 2022, the Company had net capital of $791,394 and excess net capital of $541,394.

5.   **Management Business Evaluation**

The Company, like most venture backed fintech startups, has funded operations with equity contributions from its Parent. The Company has not generated a profit since commencement of operations and remained reliant on its ownership to continue contributing working capital to fund its operations. The Company's business strategy is being evaluated along with potential scenarios for an ownership change for the Company. Since there remains uncertainty of the outcome of these negotiations, given the Parent's decision to wind down, there is currently substantial doubt about the Company's ability to continue as a going concern.

6.   **Commitments & Contingencies**

The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available as of the date these financials are available to be issued, there are no litigation claims against the Company that would have a material impact on the financial condition, operating results, or cash flows of the Company.

7.   **Subsequent Events**

The Company has evaluated the need for disclosures or adjustments resulting from subsequent events through April 13, 2023, the date these financials were issued. The Company's Parent has been undergoing a wind down of its operations since February of 2023. While the Company is pursuing active negotiations for a potential ownership change, as of the date these financials are issued there remains uncertainty of the Company's ability to continue as a going concern.